Exhibit 107

Calculation of Filing Fee Tables
Form S-4
YUMANITY THERAPEUTICS, INC.

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
	Newly Registered Securities
Fees to Be Paid	Equity	Common stock, par value $0.001 per share (1)	Other (2)	62,700,000(1)	—	$3,234.50(2)	0.0001102	$ 0.36
Fees Previously Paid	Total Offering Amounts					$3,234.50		$ 0.36
	Total Fees Previously Paid							$ 0.33
	Total Fee Offsets							—
		Net Fee Due						$ 0.03

(1)
Relates to common stock, $0.001 par value per share, of Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), issuable to holders of common stock, $0.0001 par value per share, restricted stock units,  warrants and options of Kineta, Inc., a Washington corporation (“Kineta”), in the proposed merger of Yacht Merger Sub, Inc., a Washington corporation and a wholly-owned subsidiary of Yumanity, with and into Kineta (the “Merger”). The amount of Yumanity common stock to be registered is based on the estimated number of shares of Yumanity common stock that are expected to be issued (or reserved for issuance) pursuant to the Merger, assuming an exchange ratio of 0.65 shares of Yumanity common stock for each outstanding share of Kineta common stock and for each share of Kineta common stock issuable upon settlement of Kineta restricted stock units and exercise of Kineta options and warrants expected to be outstanding immediately prior to the Merger.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon an amount equal to one-third of the par value of the Kineta securities expected to be exchanged in the Merger. Kineta is a private company, no market exists for its securities and Kineta has an accumulated capital deficit.